MEMO


via EDGAR upload:


To: Gregory Dundas, Attorney Advisor / SEC


From: Tony Ramos, President, & Issuer's Representative - tramos@urbroadand.com bcc: board members of all of the rural broadband companies, and Wes Willett, Senior IT Architect for the companies


Date: December 20, 2017


Re: requests for re-qualification and qualification
______________________________________________________________________


Dear Mr. Dundas:


Consistent with our recent EDGAR filings, filed on December 19, 2018, on behalf of the following companies, as the Issuer's Representative, I request the following, on December 20, 2018 at 5 p.m. EST:


        a ) request for qualification of the post-qualification amendments for:


                        1 . Finger Lakes Region Rural Broadband Company, Inc. - SEC file
                                      # 10457, and;


                        2 . Western Gateway Region Rural Broadband Company,
Inc. -
                             SEC file # 10458;


b ) request for qualification of the pre-qualification amendments for:


1 . Mid-Hudson Region Rural Broadband Company, Inc. - SEC file
     # 10459, and;


2 . Southern Tier Region Rural Broadband Company, Inc. - SEC file
     # 10456.


Very respectfully,


      / s /
Anthony Ramos, Issuer's Representative